PERPETUAL ENERGY INC. RELEASES INDEPENDENT ASSESSMENT OF BITUMEN RESOURCE AT PANNY

Calgary, Alberta – May 16, 2011 (TSX: PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to release results from an independent evaluation of discovered bitumen in place and contingent bitumen resources prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”) for a portion of the Corporation’s acreage in the Panny area of northeast Alberta (the “Report”).

Independent Assessment of Bluesky Contingent Resource in Panny Area

Perpetual holds over 41,400 hectares (162 net sections) of oil sands leases in the greater Panny area.  The Report provides estimates of volumes of discovered bitumen initially in place (“DBIIP”) and contingent resources for a portion of the Corporation’s assets in the Panny, East Panny and Joan areas. Three vertical wells and a horizontal well were drilled in the area in the first quarter of 2011 to evaluate the reservoir quality and bitumen characteristics of the Bluesky formation and to further define the extent of the bitumen resource and extraction potential. The assignments of recoverable contingent resource in the Report are based on these new wells, on approximately 14 legacy wells in the pools, and on the potential application of cyclic steam stimulation to the Bluesky formation.  The Report was prepared as of May 12, 2011 with an effective date of April 30, 2011 pursuant to National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.  Those estimates, prepared in accordance with the COGE Handbook, are as follows:

	Gross Area (hectares)	Company WI	DBIIP (Mbbl)	Gross Recoverable Contingent Resource (Mbbl)
Resource Category
Low Estimate	2,181	100%	351,848	35,185
Best Estimate	4,421	100%	618,119	108,171
High Estimate	7,861	100%	941,158	235,289

These contingent resources currently have an “undetermined” economics status as sub-classification into economic and uneconomic categories is pending ongoing economic evaluation.  Contingencies affecting the classification of the resources referred to in the Report as reserves include corporate development plans, the need for regulatory approval, and the need to perform an economic study regarding production.  There is no certainty that it will be commercially viable to produce any portion of the resources.  Please see “Notes” below for applicable definitions and risk factors.

Given the extent of the bitumen resource now confirmed across the Panny acreage, the high quality of the Bluesky formation reservoir recovered in core, and that the viscosity of the bitumen discovered is capable of flowing at low rates without any thermal or solvent assistance, the Corporation is encouraged by the results to date at Panny. The Corporation has plans to further quantify the resource through additional drilling, has initiated a detailed review of applicable technologies, and is in the process of preparing an application for a pilot test on its lands.

Liege

Evaluation drilling and coring operations were conducted at several of Perpetual’s other bitumen properties in northeast Alberta during the first quarter of 2011 as well. Preliminary results have also been encouraging at Liege. Perpetual holds 30,720 hectares (120 net sections) of oil sands leases in the Liege area, and the Corporation recently drilled three wells here, encountering bitumen-saturated reservoir in the Wabiskaw as well as in the Grosmont A, B and C and Leduc carbonate formations. Each of the three wells encountered more than three stacked zones, with at least one zone having greater than 10 meters of continuous bitumen-saturated reservoir in each well. Perpetual will assess the results of the wells over the next few months and consider options for future delineation and ultimate development of the bitumen resource in the area.

ERCB Interim Shut-in Decision

On May 10, 2011, the Alberta Energy Resources Conservation Board (“ERCB”) released Decision 2011 ABERCB 012: Athabasca Oil Sands Corp., Requests for Interim Shut-in of Gas, Liege Field, Athabasca Oil Sands Area (the “Interim Shut-in Decision”). The Interim Shut-in Decision orders the shut-in of approximately 321 wells in the Legend/Liege areas effective May 31, 2010.  Perpetual holds a 100% interest in one of those wells.  In November of 2010, Perpetual disposed of approximately 70 wells also affected by the Interim Shut-in Decision, but retained operatorship in order to be eligible to receive gas over bitumen financial solution royalty adjustments.  Perpetual therefore believes that the Interim Shut-in Decision will not materially affect Perpetual’s future funds flow.

Additional Information

Perpetual will release its first quarter audited financial statements and management’s discussion and analysis on or about May 17, 2011.

Notes Pertaining to the Report

The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities”.

Definitions

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. [Criteria for determining commerciality are further detailed in the COGE Handbook Section 5.3.4].

Discovered Petroleum Initially-In-Place (DPIIP) (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.

Total Petroleum Initially-In-Place (PIIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

Uncertainty Categories for Resource Estimates

The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

Levels of Certainty for Reported Reserves

With respect to contingent resources, not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.

Risk Factors

In general, estimates of gross original resources and recoverable resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in forward-looking estimates.

These risks and uncertainties include but are not limited to: (1) the fact that there is no certainty that the zones of interest will exist to the extent estimated or that the zones will be found to have oil with characteristics that meet or exceed the minimum criteria in terms of net pay thickness, porosity or oil saturation, or that the oil will be commercially recoverable to the extent estimated; (2) risks inherent in the heavy oil and oil sands industry; (3) the lack of additional financing to fund the Corporation's exploration activities and continued operations; (4) fluctuations in foreign exchange and interest rates; (5) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (6) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond the Corporation’s control; (7) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (8) potential liabilities for pollution or hazards against which  the Corporation cannot adequately insure or which the Corporation may elect not to insure; (9) the Corporation’s ability to hire and retain qualified employees and consultants; (10) contingencies affecting the classification as reserves versus resources which relate to the following issues as detailed in the COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements; (11) the fact that there is no certainty that any portion of contingent resources will be commercially viable to produce; (12) the fact that there is no certainty that any portion of the prospective resources will be discovered and if discovered, there is no certainty that it will be commercially viable to produce any portion of the resources; and (13) other factors beyond the Corporation’s control.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, expected development, drilling and the timing thereof; and anticipated test pilot applications and the timing thereof.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual’s Management’s Discussion and Analysis for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Perpetual Energy Inc. is an oil and natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer